RADICA GAMES LIMITED
                     CONSOLIDATED BALANCE SHEETS-(UNAUDITED)

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                                               September 30, 1998    June 30, 1998     March 31, 1998     December 31, 1997
                                                     USD'000            USD'000            USD'000             USD'000
 ASSETS
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 CURRENT ASSETS
 Cash and Cash Equivalents                     $           36,216    $     42,271      $       41,565         $     41,977
 Short Term Investments                                         -               -                   -                5,012

 Accounts  Receivable                                      24,058          15,123              11,990                9,558
 Inventories, Net of Provision                             27,875          20,970              17,593               12,823
 Prepaid Expenses and Other Current Assets                    980             898                 921                1,323
                                              ----------------------------------------------------------------------------
 TOTAL CURRENT ASSETS                                      89,129          79,262              72,069               70,693

 INVESTMENT IN AFFILIATED COMPANY                             861           1,026                 116                  161

 PROPERTY, PLANT AND EQUIPMENT, NET                        16,013          15,407              13,875               12,383

 INTANGIBLE ASSETS, NET                                     3,167           3,667                   -                    -
                                              ----------------------------------------------------------------------------
 TOTAL ASSETS                                  $          109,170    $     99,362      $        86,060        $     83,237
                                              ============================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
 Accounts Payable                              $           16,738    $      8,687      $         9,494        $      6,535
 Accrued Warranty Expenses                                  2,371           2,161                2,804               2,384
 Accrued Payroll and Employee Benefits                      2,980           2,120                  812               1,637
 Accrued Advertising Expenses                               5,470           3,026                2,842               1,206
 Accrued Sales Adjustments                                  2,712           2,552                2,280               1,563
 Commissions Payable                                          957             659                  589                 289
 Accrued Other Expenses                                     2,844           3,074                2,315               2,045
 Income Taxes Payable                                         838              90                  158                 241
 Deferred Income Taxes                                         79              79                   79                  79
                                              ----------------------------------------------------------------------------
 TOTAL CURRENT LIABILITIES                                 34,989          22,448      $        21,373              15,979
                                              ----------------------------------------------------------------------------

 STOCKHOLDERS' EQUITY:
 Common Stock                                                 194             205                  203                 209
 Additional Paid-In Capital                                10,078          22,536               19,891              28,270
 Retained Earnings                                         63,949          54,196               44,602              38,788
 Cumulative Translation Adjustment                            (40)            (23)                  (9)                 (9)
                                              ----------------------------------------------------------------------------
 TOTAL STOCKHOLDERS' EQUITY                                74,181          76,914      $        64,687        $     67,258
                                              ----------------------------------------------------------------------------


 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $           109,170    $      99,362     $       86,060         $     83,237
                                              ============================================================================

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